Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

April 20, 2009

Catalyst Snowflake mill extends Labor Agreements to 2011

Richmond, BC – Catalyst Paper announced today that the United Steelworkers (USW) Local 2688 and the International Brotherhood of Electrical Workers (IBEW) Local 518 representing 233 hourly employees at the Snowflake mill have ratified the company’s proposed extension of the current Labor Agreements through February 28, 2011. The current Labor Agreements were set to expire on March 1, 2010.

The contract extension reinforces Snowflake’s operational stability in the face of a very challenging economy and weak newsprint markets. In general, the ratified proposals extend the current wage rates, benefit levels and benefit premium cost sharing through February 28, 2011.

“We appreciate the willingness of hourly employees and their Union leaders to work with us in finding a balance that meets the needs of employees in a manner that is affordable for the company,” said Richard Garneau, Catalyst president and CEO.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market Kraft pulp and owns Western Canada’s largest paper recycling facility. The company’s six mills have a combined annual capacity of 2.5 million tonnes of production. Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

For further information contact:

Lyn Brown
Vice President, Corporate Relations
604-247-4713